SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

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                       Corrections Corporation of America
                                (Name of Issuer)

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       8.0% Series A Cumulative Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

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                                    22025Y209
                                 (CUSIP Number)

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                             Parker W. Duncan, Esq.
                           Wyatt, Tarrant & Combs, LLP
                              2525 West End Avenue
                                   Suite 1500
                           Nashville, Tennessee 37203
                                 (615-244-0020)

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                                  July 10, 2001
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 22025Y209                 13D                     Page 2 of 7 Pages
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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jacob May
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
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3             SEC USE ONLY
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4             SOURCE OF FUNDS
              PF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [  ]
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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
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                           7    SOLE VOTING POWER
NUMBER OF                           299,000
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              299,000
WITH           --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                    0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           299,000
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12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [  ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           7.0%
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14         TYPE OF REPORTING PERSON
           IN
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


ITEM 1.  SECURITY AND ISSUER

     (a)  Issuer:                            Corrections Corporation of America

     (b)  Address of Issuer's Principal Office:      10 Burton Hills Boulevard
                                                    Nashville, Tennessee 37215

     (c) This statement relates to shares of the 8.0% Series A Cumulative Preferred Stock of the Issuer (the "Series A Preferred Stock").


ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name of person filing this statement:          Jacob May

     (b)  Residence or business address       1900 Church Street, Suite 400
          of the reporting person:               Nashville, Tennessee 37203

     (c)  Present principal occupation of the
          reporting person:                          Investor

     (d) During the last 5 years, the reporting person has not been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

     (e) During the last 5 years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the reporting person having been or currently being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:                                United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The reporting person has used $2,980,022.12 of personal funds to purchase the Series A Preferred Stock that is the subject of this statement.


ITEM 4.  PURPOSE OF TRANSACTION

     The reporting person has purchased shares of Series A Preferred Stock for investment purposes only. The reporting person may, for investment purposes only, from time to time purchase or sell shares of Series A Preferred Stock or other shares of stock of the Issuer in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Series A Preferred Stock or of such other stock, and the availability of shares thereof for sale or purchase, the reporting person's liquidity and availability of funds or other similar factors.

     Except as described above, the reporting person does not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals with respect to a change to the number or term of directors or to fill any existing vacancy on the board of directors, (v) a material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) a change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) a class of securities of the Issuer being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a-b) The reporting person beneficially owns, and has sole voting and dispositive power with respect to, 299,000 shares of Series A
          Preferred Stock of the Issuer. The 299,000 shares of Series A Preferred Stock beneficially owned by the reporting person represents 7.0% of the total 4,300,000 shares of Series A Preferred Stock of the Issuer outstanding, as reported in the Issuer's Report on Form 10-Q for the quarter ended March 31, 2001 as filed with the Securities Exchange Commission on May 15, 2001 (Commission No. 0-25245).

    (c) There have been no transactions by the reporting person in the Series A Preferred Stock of the Issuer effected within the past 60 days of the date of the filing of this statement, except for the following purchases of shares of Series A Preferred Stock by the reporting person (all of which were effected in broker transactions), which were effected on the date and at the price (excluding brokers commissions) shown in the following table:

     Date Purchased            Number of Shares               Per Share Price
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        07/10/01                     5,000                       $16.7500
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        07/10/01                     5,000                       $16.7500
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        07/10/01                     2,000                       $16.7000
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        07/10/01                     1,400                       $16.2500
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        07/10/01                     1,000                       $16.6000
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        07/10/01                       500                       $16.4000
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        07/10/01                       500                       $16.5500
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        07/11/01                       400                       $16.6000
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        07/12/01                     5,500                       $16.8800
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        07/12/01                     5,000                       $17.1000
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        07/12/01                     3,000                       $17.0000
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        07/12/01                     2,400                       $16.8958
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        07/13/01                     5,000                       $17.7500
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        07/13/01                     3,300                       $17.2000
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        07/13/01                     2,000                       $17.1000
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        07/13/01                     2,000                       $17.7500
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        07/13/01                     1,500                       $17.4800
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        07/13/01                     1,500                       $17.5000
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        07/13/01                     1,500                       $17.7500
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        07/13/01                       500                       $17.2000
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        07/13/01                       100                       $17.0000
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        07/16/01                     9,000                       $17.6500
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        07/17/01                     4,700                       $17.7000
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        07/17/01                     4,300                       $17.5930
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        07/17/01                     2,000                       $17.5500
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        07/18/01                     8,000                       $17.5000
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        07/23/01                     9,000                       $17.0000
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


         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  AUG  _1_, 2001           By:  /S/ JACOB MAY
                                     Jacob May, Reporting Person